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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

May 9, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:                             The Thai Fund, Inc. (the “Fund”)

(File No. 811-05348)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 19, 2013, relating to the Annual Meeting of Stockholders (the “Meeting”) of the Fund to be held on June 24, 2013.

The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about May 9, 2013.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

GENERAL COMMENT TO SCHEDULE 14A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

Comment 2.                            Please ensure that the font size used in the proxy statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2.          The font size complies with the requirements of Rule 420.

COMMENT TO THE PROXY STATEMENT

Comment 3.                            In the section entitled “Election of Directors—Board Meetings and Committees,” please correct the phrase “Each Audit Committee.”

Response 3.          The disclosure has been revised accordingly.

Comment 4.                           With respect to Compliance and Insurance Committee and the Closed-End Fund Committee, please revise the disclosure to indicate whether the Directors on each Committee are independent or interested Directors.

Response 4.          The disclosure has been revised accordingly.

Comment 5.                            Please confirm that no Directors of the Fund also serve as Officers of the Fund.

Response 5.          We hereby confirm that no Directors of the Fund currently serve as Officers of the Fund.

Comment 6.                            Please confirm that, if the liquidation and termination of the Investment Plan is approved by a vote of the stockholders, the results will be binding.

Response 6.          The proposal to liquidate and terminate the Investment Plan has been approved by the Board and, if approved by the stockholders, it will be implemented, subject to any required local regulatory approvals.

Comment 7.                            If the proposal to liquidate and terminate the Investment Plan is approved, please indicate whether the Investment Plan intends to liquidate its holdings and distribute cash to the Fund for reinvestment or if the securities held by the Investment Plan will be transferred in-kind to the Fund.

Response 7.          The Investment Plan does not intend to liquidate its holdings and will transfer its assets in-kind to the Fund upon liquidation.  With respect to those securities that the Fund may no longer own under Thai law after the liquidation of the Investment Plan, such securities will be exchanged for non-voting depository receipts (“NVDRs”).

Comment 8.                            Please clarify whether the Fund’s portfolio holdings will remain the same as the portfolio holdings currently held in the Investment Plan when the Fund commences investing directly in Thailand.

Response 8.          The Fund does not currently intend to turn over a significant portion of its portfolio holdings as a result of the liquidation of the Investment Plan.  As noted in Response 7, the Fund may not longer be able to hold certain securities under Thai law after the liquidation of the Investment Plan, but will take appropriate steps to obtain comparable exposure through the use of NVDRs.

Comment 9.                            Please confirm that the Fund is the sole shareholder of the Investment Plan.

Response 9.          We hereby confirm that the Fund is the sole shareholder of the Investment Plan.

Comment 10.                     Please revise the disclosure regarding investments through the Thai Main (Local) Board or the Foreign Board to clarify that such investments will be made via the State Street Affiliate following the liquidation and termination of the Investment Plan.

Response 10.        The disclosure has been revised accordingly.

Comment 11.                     Please revise the disclosure to clarify how the Fund will shift from investing through the Investment Plan to direct investment in Thailand through the State Street Affiliate.

Response 11.        The disclosure has been revised accordingly.

Comment 12.                     With respect to the Fund’s proposed investments in NVDRs, please consider whether a risk regarding unsponsored receipts should be added to the Fund’s disclosure.

Response 12.        The disclosure has been revised accordingly.

Comment 13.                     With respect to the sentence “Thereafter, securities that have reached foreign investor limits will be exchanged for NVDRs, accounts with State Street’s Thai sub-custodian will be established and securities will be registered in the name of the State Street Affiliate for the benefit of the Fund, after which all debts of the Investment Plan will be cleared and the Investment Plan will be liquidated,” please clarify the meaning of the word “cleared.”

Response 13.        The disclosure has been revised accordingly.

Comment 14.                     The section entitled “Liquidation and Dissolution of the Fund’s Thai Investment Plan—Board Considerations” indicates that the Fund cannot predict at this time how long it will take to accomplish an orderly liquidation of the Investment Plan because claims against the Fund may arise during the liquidation process.  Please clarify the potential nature of such claims.

Response 14.        Such claims may include, among other things, claims from creditors of the Investment Plan and litigation with respect to assets or transactions of the Investment Plan.

Comment 15.                     With respect to the one-time tender offer discussed in the section entitled “Stockholder Proposal for TTF—2.  MSIM and the Board have taken measures to make the Fund more competitive,” please indicate the size of such tender offer.

Response 15.        The amount of the tender offer will be determined by the Board at a later date based on its consideration of the best interests of stockholders.

Comment 16.                     Please revise the disclosure in the section entitled “Stockholder Proposal for TTF—3. Under the Proponent’s proposal, the Fund could be left without a manager” to indicate that the outcome of terminating the Fund’s advisory contract cannot be predicted with certainty.

Response 16.        We respectfully acknowledge the comment; however, we believe that the current disclosure makes clear that revoking the advisory contract may or may not lead to the Fund being left without an investment adviser.

Comment 17.                     The section entitled “Stockholder Proposal for TTF—4.  The Proponent’s proposal is a poor approach to reducing the Fund’s discount and an indirect and costly method to open-end or liquidate the Fund” indicates that the Board will “consider any Stockholder proposal appropriately given to the Fund.”  Please consider clarifying the disclosure “appropriately given to the Fund.”

Response 17.        We respectfully acknowledge the comment; however, we note that the referenced disclosure is further clarified in the section entitled “Stockholder Proposals for 2014 Annual Meeting.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Mary E. Mullin of Morgan Stanley at (212) 296-6988 (tel) or (212) 507-3954 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss